UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                  DRUCKER, INC.
                                  -------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   262151 20 2
                                 (CUSIP Number)


                            Beijing Beike Machinery Electronic
                            Materials Hightech Corporation
                            N 30 Xueyuan Lu
                            Haidan District, Beijing
                            PRC 100083
                            Attention: Liang Hong

                               ------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 15, 2003
             (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 262151 20 2
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       1        NAME OF REPORTING PERSONS I.R.S.             Beijing Beike
                IDENTIFICATION NO. OF ABOVE PERSON           Machinery
                                                             Electronic
                                                             Materials Hightech
                                                             Corporation ("BK
                                                             Machinery")
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       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
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       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS     N/A
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                |_|

--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                People's Republic of China
--------------------------------------------------------------------------------

 NUMBER OF           7        SOLE VOTING POWER              23,255,200
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8        SHARED VOTING POWER            0
  OWNED BY      ----------------------------------------------------------------
    THE              9        SOLE DISPOSITIVE POWER         23,255,200*
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10        SHARED DISPOSITIVE POWER       0

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY       23,255,200*
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW      |_|
                (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                  18.5%*
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON                     CO
--------------------------------------------------------------------------------


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

* 5,755,200 of the 23,255,200 shares of Common Stock reported as beneficially owned by BK Machinery are shares of Common Stock which BK Machinery has the right to acquire in connection with the completion of a one for three reverse split of all the outstanding shares of common stock of the Issuer, as approved by a simple majority of the stockholders of the Issuer. The Issuer has not yet effected such transaction, although the written consent of a majority of the stockholders of the Issuer was given on September 7, 2004, but intends to do so 20 days after the mailing of the Definitive Information Statement to its stockholders.


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


ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D, dated January 20, 2005, of Drucker, Inc., a Delaware corporation (the "Issuer"), is filed to reflect the information required pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934, as amended (the "Act"), relating to common shares, $.001 par value per share (the "Common Stock") of the Issuer. The Issuer's principal executive office is Suite 916, Cathedral Place, 925 West Georgia Street, Vancouver, BC, Canada V6C 3L2.

(i)      BK MACHINERY.

(a)      This statement is being filed on behalf of BK Machinery.

(b) The business address of BK Machinery is N 30 Xueyuan Lu, Haldan District, Beijing, PRC 100083.

(c)      BK Machinery's general purpose is a Chinese manufacturing company.

(d)-(e) During the last five years BK Machinery has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) BK Machinery is a company incorporated in the People's Republic of China.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 15, 2003, the Issuer entered into an Acquisition Agreement, as amended on August 7, 2003 (the "Agreement"), among itself, Speed One and BK Machinery, whereby the Issuer agreed to acquire 100% of the issued and outstanding shares of Beijing Belle-Masic Automation Engineering Technology Company Limited, a company incorporated in the People's Republic of China which specializes in industrial automation, in exchange for 93,020,800 shares of common stock of the Issuer, calculated on a pre-split basis. Upon execution of the Agreement, the Issuer issued 17,500,000 shares of common stock to BK Machinery and BK Machinery tendered all the shares it owned in BK, such shares being 25% of all the issued and outstanding shares of BK. In addition to the issuance of the 17,5000,000 shares of common stock issued to BK Machinery, the Issuer agreed to issue the remaining 75,520,800 shares of common stock in connection with the completion of a one for three reverse split of all the outstanding shares of common stock of the Issuer, as approved by a simple majority of the stockholders of the Issuer. The Issuer has not yet effected such transaction, although the written consent of a majority of the stockholders of the Issuer was given on September 7, 2004, but intends to do so 20 days after the mailing of the Definitive Information Statement to its stockholders.


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


ITEM 4.  PURPOSE OF TRANSACTION.

(i)      BK MACHINERY

         BK Machinery has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs (a) through (j) of this Item 4. BK Machinery acquired the securities of the Company for general investment purposes. BK Machinery is not party to any agreements to acquire any additional securities at this time. Notwithstanding the foregoing, BK Machinery retains the right to change its investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or part of the securities beneficially owned by them in any manner permitted by law. In addition, BK Machinery has the right to elect members to the Issuer's Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(i)      BK MACHINERY

(a) As of the date of this report, BK Machinery, beneficially owns an aggregate of 23,255,200 shares of Common Stock, which represents 56% of the Issuer's Common Stock.

(b) As of the date of this report, BK has sole power to vote or direct the voting of, or dispose or direct the disposition of 23,255,200 shares of the Issuer's Common Stock.

(c) BK has not effected any transactions in the class of securities described in the past 60 days.

(d)      Not applicable.

(e) BK remains the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable.


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


                                S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  January 20, 2005


                                          BEIJING BEIKE MACHINERY ELECTRONIC
                                          MATERIALS HIGHTECH CORPORATION


                                          By:/s/ Liang Hong
                                             -------------------------------
                                          Name:  Liang Hong
                                          Title: Authorized Representative


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